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                                                                   Exhibit 99.3


                                IMPORTANT NOTICE
April 14, 1995


Dear Fellow Shareholders of Comprehensive Care Corporation:

Since January 1, 1995, Comprehensive Care Corporation (the "Company") has sold for $2,000,000 in cash a $2,000,000 Secured Convertible Note initially convertible into 333,333 shares of Common Stock (representing approximately 15% of the number of previously outstanding shares) and sold, for $600,000 in cash, 100,000 shares of Common Stock (representing approximately 4.5% of the number of previously outstanding shares), to 1Lindner Investments in a private placement. Physicians Corporation of America ("PCA"), a private investor and customer of the Company's services, is expected to be issued, among other things, an option to acquire 100,000 shares of Common Stock in exchange for $1.0 million cash investment in the Company's subsidiary, AccessCare, Inc. Additional private placements of shares are anticipated.

These issuances and proposed issuances, in the aggregate, including all private placements since January 1, 1995, would exceed 20% of the previously outstanding Common Stock. This notice is necessary for compliance with the rules of The New York Stock Exchange, Inc. (the "Exchange"), which generally requires shareholder approval of issuances of shares of stock in certain transactions, including issuances which result in a change of control or if the number of shares would exceed 20% of the number of previously outstanding shares.

The Audit Committee of the Board of Directors of Comprehensive Care Corporation determined that delay in securing shareholder approval prior to the sale of shares would seriously jeopardize the financial viability of Comprehensive Care Corporation as an enterprise. Because of that determination, the Audit Committee, pursuant to an exception provided in the Exchange's Shareholder Approval Policy for such a situation, expressly approved Comprehensive Care Corporation's omission to seek a shareholder approval that would otherwise have been required under the policy.

Comprehensive Care Corporation, in order to be able to rely on the exception, is required to mail to all shareholders this letter notifying them of its intention to issue the shares without seeking their approval, and the issuances of additional shares have not been completed to date pending the giving of this notice. The Company was required to, and has, issued a news release to substantially the same effect. The Exchange's policy requires that this notice be mailed at least 10 days prior to the issuance of shares, or securities convertible into shares, under the exemption.

The Board of Directors believes that the issuance and sale of shares will help to enhance shareholder value by providing a badly-needed source of funds in order to advance the efforts that are underway to refocus the Company on profitable operations, to close unprofitable facilities and to resolve the tax claims that pre-date the Company's current management.

Sincerely yours,


Chriss W. Street
Chairman of the Board,
Chief Executive Officer and
President